FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group

Date: February 13, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2013 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2013	December 31, 2013
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥305,454	¥312,457
Short-term investments in debt and equity securities (Notes 4 and 5)	43,893	105,078
Other short-term investments (Note 4)	179,843	140,136
Trade receivables:
Notes	27,061	27,588
Accounts	268,927	264,508
Less allowances for doubtful accounts and sales returns	(4,705)	(5,140)

	291,283	286,956
Inventories (Note 6)	296,450	349,635
Advance payments	65,812	61,047
Deferred income taxes	47,349	47,109
Other current assets (Notes 5, 7 and 8)	38,299	41,791

Total current assets	1,268,383	1,344,209
Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	506,490	822,690
Other long-term investments (Notes 4, 5 and 7)	12,661	14,644

Total investments and advances	519,151	837,334
Property, plant and equipment:
Land	61,808	63,624
Buildings	323,014	344,427
Machinery and equipment	788,692	831,049
Construction in progress	13,546	9,025
Less accumulated depreciation	(918,236)	(972,653)

Total property, plant and equipment	268,824	275,472
Goodwill (Note 3)	103,425	118,555
Intangible assets	54,583	61,203
Other assets (Note 7)	68,487	66,665

Total assets	¥2,282,853	¥2,703,438

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2013	December 31, 2013
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,135	¥3,173
Current portion of long-term debt (Note 5)	9,817	11,340
Trade notes and accounts payable	111,249	127,787
Other notes and accounts payable	52,018	49,104
Accrued payroll and bonus	52,420	45,823
Accrued income taxes	22,214	16,415
Other accrued liabilities (Note 10)	39,135	41,401
Other current liabilities (Notes 5 and 8)	36,642	47,760

Total current liabilities	326,630	342,803
Non-current liabilities:
Long-term debt (Note 5)	20,855	22,720
Accrued pension and severance liabilities (Note 9)	36,322	39,650
Deferred income taxes	146,229	254,894
Other non-current liabilities (Note 10)	37,875	29,245

Total non-current liabilities	241,281	346,509

Total liabilities	567,911	689,312
Commitments and contingencies (Note 10)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	163,062	163,108
Retained earnings	1,368,512	1,412,195
Accumulated other comprehensive income (Note 12)	50,138	296,976
Common stock in treasury, at cost	(51,258)	(51,320)

Total Kyocera Corporation shareholders’ equity	1,646,157	1,936,662
Noncontrolling interests	68,785	77,464

Total equity (Note 11)	1,714,942	2,014,126

Total liabilities and equity	¥2,282,853	¥2,703,438

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,
	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥926,524	¥1,071,388
Cost of sales (Notes 8 and 9)	686,879	793,309

Gross profit	239,645	278,079
Selling, general and administrative expenses (Notes 9, 10 and 13)	188,411	188,383

Profit from operations	51,234	89,696
Other income (expenses):
Interest and dividend income	13,521	16,937
Interest expense (Note 8)	(1,310)	(1,432)
Foreign currency transaction gains, net (Note 8)	4,304	3,351
Other, net	1,133	1,792

Total other income (expenses)	17,648	20,648

Income before income taxes	68,882	110,344
Income taxes	24,457	36,756

Net income	44,425	73,588
Net (income) loss attributable to noncontrolling interests	545	(4,224)

Net income attributable to shareholders of Kyocera Corporation	¥44,970	¥69,364

Earnings per share* (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥122.57	¥189.07
Diluted	122.57	189.07
Average number of shares of common stock outstanding:
Basic	366,885	366,873
Diluted	366,885	366,873

*	Stock Split

As Kyocera Corporation undertook a stock split at the ratio of two for one of all common shares on October 1, 2013, Earnings per share are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013 in accordance with standard related to earnings per share.

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥318,093	¥371,725
Cost of sales (Notes 8 and 9)	235,081	274,393

Gross profit	83,012	97,332
Selling, general and administrative expenses (Notes 9 and 13)	57,669	65,839

Profit from operations	25,343	31,493
Other income (expenses):
Interest and dividend income	6,216	8,245
Interest expense	(449)	(410)
Foreign currency transaction gains, net (Note 8)	1,954	1,583
Other, net	86	380

Total other income (expenses)	7,807	9,798

Income before income taxes	33,150	41,291
Income taxes	12,580	13,475

Net income	20,570	27,816
Net income attributable to noncontrolling interests	(971)	(1,382)

Net income attributable to shareholders of Kyocera Corporation	¥19,599	¥26,434

Earnings per share* (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥53.42	¥72.05
Diluted	53.42	72.05
Average number of shares of common stock outstanding:
Basic	366,883	366,868
Diluted	366,883	366,868

*	Stock Split

As Kyocera Corporation undertook a stock split at the ratio of two for  one of all common shares on October 1, 2013, Earnings per share are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013 in accordance with standard related to earnings per share.

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine months ended December 31,
	2012	2013
	Amount	Amount
	(Yen in millions)
Net income	¥44,425	¥73,588

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 4, 11 and 12)	30,123	198,671
Net unrealized losses on derivative financial instruments (Notes 8, 11 and 12)	(34)	(305)
Pension adjustments (Notes 9, 11 and 12)	(1,583)	(1,587)
Foreign currency translation adjustments (Notes 11 and 12)	22,615	56,990

Total other comprehensive income (loss)	51,121	253,769

Comprehensive income	95,546	327,357
Comprehensive income attributable to noncontrolling interests	(2,345)	(11,116)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥93,201	¥316,241

	Three months ended December 31,
	2012	2013
	Amount	Amount
	(Yen in millions)
Net income	¥20,570	¥27,816

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 4 and 12)	5,114	106,521
Net unrealized losses on derivative financial instruments (Notes 8 and 12)	(134)	(149)
Pension adjustments (Notes 9 and 12)	(1,179)	(1,076)
Foreign currency translation adjustments (Note 12)	44,061	35,036

Total other comprehensive income (loss)	47,862	140,332

Comprehensive income	68,432	168,148
Comprehensive income attributable to noncontrolling interests	(6,468)	(5,491)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥61,964	¥162,657

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Cash flows from operating activities:
Net income	¥44,425	¥73,588
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,656	54,800
Provision (recovery) for doubtful accounts and loss on bad debts	310	193
Write-down of inventories	8,489	5,357
Deferred income taxes	(3,431)	3,374
Foreign currency adjustments	(1,322)	(2,319)
Change in assets and liabilities:
Decrease in receivables	7,115	44,966
Increase in inventories	(31,791)	(33,566)
Decrease in advance payments	1,861	4,884
Decrease in other current assets	1,907	255
Decrease in notes and accounts payable	(18,430)	(30,095)
Increase (decrease) in accrued income taxes	4,521	(6,425)
Increase (decrease) in other current liabilities	7,775	(13,425)
Increase (decrease) in other non-current liabilities	18,654	(2,751)
Other, net	(3,644)	(2,215)

Net cash provided by operating activities	89,095	96,621

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(18,890)	(37,763)
Payments for purchases of held-to-maturity securities	(30,094)	(94,881)
Proceeds from sales and maturities of available-for-sale securities	10,689	24,300
Proceeds from maturities of held-to-maturity securities	39,892	43,727
Acquisitions of businesses, net of cash acquired (Note 3)	(11,077)	(16,004)
Investment in affiliates	(2,150)	(540)
Payments for purchases of property, plant and equipment	(43,045)	(38,405)
Payments for purchases of intangible assets	(4,045)	(4,575)
Acquisition of time deposits and certificate of deposits	(188,056)	(171,737)
Withdrawal of time deposits and certificate of deposits	201,801	217,798
Other, net	2,629	1,377

Net cash used in investing activities	(42,346)	(76,703)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(318)	(197)
Proceeds from issuance of long-term debt	6,656	8,073
Payments of long-term debt	(9,235)	(10,141)
Dividends paid	(23,822)	(27,932)
Other, net	(1,437)	(1,076)

Net cash used in financing activities	(28,156)	(31,273)

Effect of exchange rate changes on cash and cash equivalents	9,512	18,358

Net increase in cash and cash equivalents	28,105	7,003
Cash and cash equivalents at beginning of period	273,288	305,454

Cash and cash equivalents at end of period	¥301,393	¥312,457

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and an investment in a variable interest entity, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera will directly write-off these receivables to expenses in the period incurred.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development”, and charged to operations as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs”, and charged to operations as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2013, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in ASC 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities” and ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” ASU No. 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU 2013-01 clarifies that the scope of ASU No. 2011-11 applies to derivatives accounted for in accordance with ASC 815, “Derivatives and Hedging” including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45, “Balance Sheet—Offsetting—Other Presentation Matters” or ASC 815-10-45, “Derivatives and Hedging—Overall—Other Presentation Matters” or subject to an enforceable master netting arrangement or similar agreement. As these accounting standards were the provisions for disclosure, the adoption of these accounting standards did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, this accounting standard requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, this accounting standard required an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. As this accounting standard was a provision for disclosure, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On July 17, 2013, Kyocera adopted the FASB’s ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, “Derivatives and Hedging,” in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This accounting standard requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated statements of cash flows for nine months ended December 31, 2012 to conform to the current presentation.

3. BUSINESS COMBINATION

On February 6, 2013, AVX Corporation, a U.S. based subsidiary, acquired by merger all of the outstanding capital stock of the Tantalum Components Division of Nichicon Corporation (Asia Tantalum) for ¥8,054 million in cash, subject to customary working capital adjustments. During the nine months ended December 31, 2013, AVX Corporation paid an additional ¥158 million to settle the working capital adjustment provisions of the purchase agreement, resulting in an increase in recorded goodwill during the period by the same amount.

Asia Tantalum designs, develops, manufactures and markets tantalum electronic components. Asia Tantalum’s products are used in a broad range of commercial applications. The acquisition enhances AVX Corporation’s leadership position in the passive electronic component industry and provides further opportunities for expansion in the Asian region and tantalum component manufacturing efficiencies.

AVX Corporation has used the acquisition method of accounting to record the transaction in accordance with ASC 805, “Business Combinations.” In accordance with the purchase method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values with the excess being allocated to goodwill. Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce. The total amount of goodwill is not expected to be deductible for tax purposes.

The results of operations of Asia Tantalum were included into AVX Corporation and Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

The fair values of the assets acquired and liabilities assumed at the acquisition date are shown in the following table. The pro forma results are not presented as the revenue and earnings were not material.

(Yen in millions)
Accounts receivables	¥727
Inventories	1,414
Other current assets and liabilities	(200)

Working capital	1,941

Property, plant and equipment	2,873
Accrued benefit liability	(179)

Total identified assets and liabilities	4,635

Purchase price (Cash)	8,212

Goodwill	¥3,577

On October 1, 2013, Kyocera acquired 100% of the common stock of NEC Toppan Circuit Solutions, Inc. (TNCSi), a manufacturer of printed circuit board and made it a consolidated subsidiary. TNCSi has changed its name to Kyocera Circuit Solutions, Inc. (KCS) on October 1, 2013.

By making KCS a consolidated subsidiary, Kyocera expects to further enhance and expand Kyocera Group’s organic substrate business. Going forward, Kyocera will strive to further expand its organic substrate business.

The results of operations of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Semiconductor Parts Group.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” Factors that contributed to the recognition of goodwill include expected synergies and the trained workforce.

The fair values of the assets acquired and liabilities assumed at the acquisition date are shown in the following table. Since the allocation of purchase price has not yet been completed, the purchase price is subject to change. Acquisition-related costs of ¥113 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2013.

(Yen in millions)
Cash and cash equivalents	¥3,303
Trade receivables	8,231
Inventories	3,946
Others	910

Total current assets	16,390

Property, plant and equipment	5,413
Intangible assets	3,134
Others	860

Total non-current assets	9,407

Total assets	25,797

Trade notes and accounts payable	5,241
Others	3,202

Total current liabilities	8,443

Non-current liabilities	3,486

Total liabilities	11,929

Total identified assets and liabilities	13,868

Purchase price (Cash)	19,445

Goodwill	¥5,577

The total amount of goodwill is not expected to be deductible for tax purposes.

The pro forma results are not presented as the revenue and earnings were not material.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥1,423
Customer relationships	1,200
Others	511

Total	¥3,134

The weighted average amortization periods for technologies and customer relationships  are 10 years and 13 years respectively.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2013 and December 31, 2013, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2013				December 31, 2013
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥274,818	¥488,748	¥213,930	¥0	¥274,969	¥797,438	¥522,469	¥0
Investment trusts	3,900	4,371	471	—	14,678	15,948	1,270	—

Total equity securities	278,718	493,119	214,401	0	289,647	813,386	523,739	0

Corporate bonds	7,549	7,601	108	56	10,720	11,569	856	7
Government bonds and public bonds	—	—	—	—	376	384	8	—

Total debt securities	7,549	7,601	108	56	11,096	11,953	864	7

Total available-for-sale securities	286,267	500,720	214,509	56	300,743	825,339	524,603	7

Held-to-maturity securities:
Corporate bonds	48,658	48,736	98	20	102,424	102,510	94	8
Government bonds and public bonds	5	5	—	—	5	5	—	—
Others	1,000	1,000	0	—	—	—	—	—

Total held-to-maturity securities	49,663	49,741	98	20	102,429	102,515	94	8

Total	¥335,930	¥550,461	¥214,607	¥76	¥403,172	¥927,854	¥524,697	¥15

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

Gross unrealized gains on equity securities which derived from a fluctuation in the market value of the shares of KDDI Corporation (KDDI) at March 31, 2013 and December 31, 2013 are as follows:

	March 31, 2013	December 31, 2013
	(Yen in millions)
Gross unrealized gains on shares of KDDI	¥194,216	¥492,008

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2013 and December 31, 2013, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2013	December 31, 2013
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥179,875	¥140,201
Non-marketable equity securities	9,441	11,569
Long-term loans	43	47
Investments in affiliates and an unconsolidated subsidiary	3,145	2,963

Total	¥192,504	¥154,780

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2013				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Investment trusts	¥—	¥—	¥—	¥—	¥—	¥10,000	¥—	¥10,000

Total equity securities	—	—	—	—	—	10,000	—	10,000

Foreign currency forward contracts	—	956	—	956	—	366	—	366

Total derivatives	—	956	—	956	—	366	—	366

Total current assets	—	956	—	956	—	10,366	—	10,366

Non-Current Assets:
Marketable equity securities	488,748	—	—	488,748	797,438	—	—	797,438
Investment trusts	21	4,350	—	4,371	28	5,920	—	5,948

Total equity securities	488,769	4,350	—	493,119	797,466	5,920	—	803,386

Corporate bonds	7,601	—	—	7,601	11,569	—	—	11,569
Government bonds and public bonds	—	—	—	—	384	—	—	384

Total debt securities	7,601	—	—	7,601	11,953	—	—	11,953

Total non-current assets	496,370	4,350	—	500,720	809,419	5,920	—	815,339

Total assets	¥496,370	¥5,306	¥—	¥501,676	¥809,419	¥16,286	¥—	¥825,705

Current Liabilities:
Foreign currency forward contracts	¥—	¥9,233	¥—	¥9,233	¥—	¥9,533	¥—	¥9,533
Interest rate swaps	—	22	—	22	—	17	—	17

Total derivatives	—	9,255	—	9,255	—	9,550	—	9,550

Total current liabilities	¥—	¥9,255	¥—	¥9,255	¥—	¥9,550	¥—	¥9,550

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the nine months ended December 31, 2012 and 2013.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2013		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥43,893	¥43,910	¥105,078	¥105,157
Long-term investments in debt and equity securities	506,490	506,551	822,690	822,697
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	9,516	9,516	11,681	11,681

Total	¥559,899	¥559,977	¥939,449	¥939,535

Liabilities (b):
Long-term debt (including due within one year)	¥30,672	¥30,691	¥34,060	¥34,070

Total	¥30,672	¥30,691	¥34,060	¥34,070

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2013 and December 31, 2013 were ¥9,428 million and ¥11,548 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2013 and December 31, 2013 are as follows:

	March 31, 2013	December 31, 2013
	(Yen in millions)
Finished goods	¥142,175	¥172,321
Work in process	54,248	62,621
Raw materials and supplies	100,027	114,693

Total	¥296,450	¥349,635

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2013 and December 31, 2013 are as follows:

	March 31, 2013	December 31, 2013
	(Yen in millions)
Other current assets	¥387	¥425
Other long-term investments	1	—
Other assets	1,980	2,142

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH and its consolidated subsidiaries, consolidated German subsidiaries of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA Triumph-Adler GmbH and its consolidated subsidiaries estimate allowance for doubtful accounts related to lease receivables at the portfolio level.

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Balance at beginning of period	¥382	¥238
Charged to costs or expenses, or charge-offs	7	8
Others*	19	48

Balance at end of period	¥408	¥294

*	Others mainly consist of foreign currency translation.

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2013 and December 31, 2013 were ¥32,674 million and ¥35,993 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2013 and December 31, 2013 are as follows:

	March 31, 2013	December 31, 2013
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,225	¥17,813
Interest rate swaps	120	108

Total	12,345	17,921

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	163,526	171,395

Total derivatives	¥175,871	¥189,316

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2013 and December 31, 2013 are as follows:

	Location	March 31, 2013	December 31, 2013
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥105	¥131

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	851	235

Total derivative assets		¥956	¥366

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥192	¥329
Interest rate swaps	Other current liabilities	22	17

Total		214	346

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	9,041	9,204

Total derivative liabilities		¥9,255	¥9,550

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the nine months ended December 31, 2012 and 2013 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

		Nine months ended December 31,
Type of derivatives		2012	2013
		(Yen in millions)
Foreign currency forward contracts		¥(5)	¥(72)
Interest rate swaps		(24)	(206)

Total		¥(29)	¥(278)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)

		Nine months ended December 31,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥83	¥28
Foreign currency forward contracts	Cost of sales	(99)	(250)
Interest rate swaps	Interest expense	24	—

Total		¥8	¥(222)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Nine months ended December 31,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(23)	¥(4)

Derivatives not designated as hedging instruments: Gains (losses) recognized in income

		Nine months ended December 31,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(7,127)	¥(779)

The amounts of derivative financial instruments included in comprehensive income and the locations in the consolidated statements of income for the three months ended December 31, 2012 and 2013 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

		Three months ended December 31,
Type of derivatives		2012	2013
		(Yen in millions)
Foreign currency forward contracts		¥(98)	¥(120)
Interest rate swaps		2	16

Total		¥(96)	¥(104)

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)
		Three months ended December 31,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥25	¥(16)
Foreign currency forward contracts	Cost of sales	(69)	(105)

Total		¥(44)	¥(121)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
		Three months ended December 31,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(6)	¥(3)
Derivatives not designated as hedging instruments: Gains (losses) recognized in income
		Three months ended December 31,
Type of derivatives	Location	2012	2013
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(12,552)	¥(8,882)

9. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the nine months ended December 31, 2012 and 2013 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Service cost	¥7,534	¥8,549
Interest cost	1,742	1,276
Expected return on plan assets	(2,599)	(2,497)
Amortization of prior service cost	(3,247)	(3,256)
Recognized actuarial loss	1,130	1,414

Net periodic pension costs	¥4,560	¥5,486

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended December 31, 2012 and 2013 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2012	2013
	(Yen in millions)
Service cost	¥2,512	¥2,893
Interest cost	580	433
Expected return on plan assets	(866)	(837)
Amortization of prior service cost	(1,083)	(1,085)
Recognized actuarial loss	377	471

Net periodic pension costs	¥1,520	¥1,875

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA Triumph-Adler GmbH and its consolidated subsidiaries, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the nine months ended December 31, 2012 and 2013 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Service cost	¥251	¥373
Interest cost	1,202	1,416
Expected return on plan assets	(889)	(1,227)
Amortization of prior service cost	7	8
Recognized actuarial loss	308	764

Net periodic pension costs	¥879	¥1,334

Net periodic pension costs at these foreign subsidiaries for the three months ended December 31, 2012 and 2013 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2012	2013
	(Yen in millions)
Service cost	¥85	¥126
Interest cost	408	484
Expected return on plan assets	(301)	(416)
Amortization of prior service cost	3	2
Recognized actuarial loss	104	261

Net periodic pension costs	¥299	¥457

10. COMMITMENTS AND CONTINGENCIES

As of December 31, 2013, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥12,289 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable leases as of December 31, 2013 are as follows:

December 31, 2013
(Yen in millions)
Due within 1 year	¥5,850
Due after 1 year but within 2 years	3,997
Due after 2 years but within 3 years	2,238
Due after 3 years but within 4 years	1,542
Due after 4 years but within 5 years	1,177
Thereafter	2,133

Total	¥16,937

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the nine months ended December 31, 2013 and during the three months ended December 31, 2013, Kyocera purchased ¥18,970 million and ¥8,155 million, respectively and is obligated to purchase ¥222,460 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of December 31, 2013, the total amount of these guarantees was ¥503 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that any liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree finally approved in 1992 (1992 Consent Decree), AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in a settlement with the United States, the EPA and the Commonwealth of Massachusetts (the Governments), subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥13,703 million ($130.5 million).

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform certain remedial actions for the harbor clean-up pursuant to the reopener provisions.

On October 10, 2012, the Governments and AVX announced that they had reached a settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is set forth in a Supplemental Consent Decree (Supplemental CD) that modifies certain provisions of the 1992 Consent Decree, including elimination of the Governments’ right to invoke any clean-up reopener provisions in the future. Under the terms of the settlement, AVX was obligated to pay ¥37,789 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the Governments to complete the clean-up of the harbor. The settlement also required the EPA to withdraw the UAO. The United States District Court (the Court) approved the settlement and entered the Supplemental CD on September 19, 2013.

On October 18, 2013, AVX paid the initial settlement installment of ¥13,335 million ($133.35 million), plus accrued interest on the entire settlement amount through that date into a court-managed registry account. Following expiration of the time period for the appeal of the court’s approval of the settlement, such funds were disbursed to the various governments. In accordance with the terms of the Supplemental CD, AVX is obligated to pay ¥11,636 million ($110.82 million), plus interest on September 19, 2014, and ¥12,818 million ($122.08 million), plus interest on September 21, 2015. AVX has the option to prepay any portion of the remaining settlement balance at any time prior to the due dates of the remaining installments.

AVX and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which are included in selling, general and administrative expenses in the consolidated statements of income. As of December 31, 2013, AVX and Kyocera have recorded a liability of the amount of the second and the third payment in accordance with Supplemental CD.

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the Ordinary General Shareholders’ Meeting held on June 26, 2013, Kyocera Corporation declared year-end cash dividends totaling ¥11,006 million, ¥60 per share of common stock effective June 27, 2013 to shareholders of record on March 31, 2013.

Based on the resolution for the payment of interim dividends at the Board of Directors held on October 31, 2013, Kyocera Corporation declared cash dividends totaling ¥14,675 million, ¥80 per share of common stock effective December 5, 2013 to shareholders of record on September 30, 2013.

At the meeting of the Board of Directors of Kyocera Corporation held on August 28, 2013, a resolution was made to undertake a stock split and a stock split at the ratio of two for one of all common shares was undertaken on October 1, 2013. Under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013, year-end cash dividend per share of common stock resolved at the ordinary general shareholders’ meeting held on June 26, 2013 and interim dividend per share of common stock resolved at the board of directors held on October 31, 2013 would be ¥30 and ¥40, respectively.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and  total equity for the nine months ended December 31, 2012 and December 31, 2013 are as follows:

	Nine months ended December 31, 2012
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥1,469,505	¥64,736	¥1,534,241
Comprehensive income
Net income	44,970	(545)	44,425
Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	30,111	12	30,123
Net unrealized losses on derivative financial instruments	(29)	(5)	(34)
Pension adjustments	(1,526)	(57)	(1,583)
Foreign currency translation adjustments	19,675	2,940	22,615

Total other comprehensive income (loss)	48,231	2,890	51,121

Total comprehensive income	93,201	2,345	95,546

Cash dividends paid to Kyocera Corporation’s shareholders	(22,013)	—	(22,013)
Cash dividends paid to noncontrolling interests	—	(1,619)	(1,619)
Others	118	(669)	(551)

Balance at end of period	¥1,540,811	¥64,793	¥1,605,604

	Nine months ended December 31, 2013
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥1,646,157	¥68,785	¥1,714,942
Comprehensive income
Net income	69,364	4,224	73,588
Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	198,635	36	198,671
Net unrealized losses on derivative financial instruments	(278)	(27)	(305)
Pension adjustments	(1,514)	(73)	(1,587)
Foreign currency translation adjustments	50,034	6,956	56,990

Total other comprehensive income (loss)	246,877	6,892	253,769

Total comprehensive income	316,241	11,116	327,357

Cash dividends paid to Kyocera Corporation’s shareholders	(25,681)	—	(25,681)
Cash dividends paid to noncontrolling interests	—	(2,176)	(2,176)
Others	(55)	(261)	(316)

Balance at end of period	¥1,936,662	¥77,464	¥2,014,126

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the nine months ended December 31, 2012 and December 31, 2013 are as follows:

	Nine months ended December 31, 2012
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥40,735	¥(70)	¥(12,290)	¥(110,014)	¥(81,639)
Other comprehensive income (loss), net	30,111	(29)	(1,526)	19,675	48,231
Equity transactions with noncontrolling interests	—	0	(8)	(207)	(215)

Balance at end of period	¥70,846	¥(99)	¥(13,824)	¥(90,546)	¥(33,623)

	Nine months ended December 31, 2013
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥135,248	¥(68)	¥(23,415)	¥(61,627)	¥50,138
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	199,034	(504)	(868)	50,034	247,696
Amounts reclassified from accumulated other comprehensive income	(399)	226	(646)	—	(819)

Other comprehensive income (loss), net	198,635	(278)	(1,514)	50,034	246,877

Equity transactions with noncontrolling interests	—	0	(6)	(33)	(39)

Balance at end of period	¥333,883	¥(346)	¥(24,935)	¥(11,626)	¥296,976

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the nine months ended December 31, 2013 are as follows:

Details about accumulated other comprehensive income components	Affected line items	Nine months ended December 31, 2013
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(625)

	Income before income taxes	(625)
	Income taxes	225

	Net income	(400)
	Net income attributable to noncontrolling interests	1

	Net income attributable to shareholders of Kyocera Corporation	(399)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts	Net sales	(49)
	Cost of sales	428
	Foreign currency transaction gains, net	7

	Income before income taxes	386
	Income taxes	(74)

	Net income	312
	Net income attributable to noncontrolling interests	(86)

	Net income attributable to shareholders of Kyocera Corporation	226

Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*1	(1,070)

	Income before income taxes	(1,070)
	Income taxes	462

	Net income	(608)
	Net income attributable to noncontrolling interests	(38)

	Net income attributable to shareholders of Kyocera Corporation	(646)

Total reclassifications for the period		¥(819)

*1	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.
*2	Amounts in parentheses indicate gains in the consolidated statements of income.

The amounts reclassified out of accumulated other comprehensive income and the affected line items in the consolidated statements of income for the three months ended December 31, 2013 are as follows:

Details about accumulated other comprehensive income components	Affected line items	Three months ended December 31, 2013
		(Yen in millions)
Net unrealized gains (losses) on securities:
Sales of securities	Other, net	¥(407)

	Income before income taxes	(407)
	Income taxes	147

	Net income	(260)
	Net income attributable to noncontrolling interests	0

	Net income attributable to shareholders of Kyocera Corporation	(260)

Net unrealized gains (losses) on derivative financial Instruments:
Foreign currency forward contracts	Net sales	24
	Cost of sales	177
	Foreign currency transaction gains, net	6

	Income before income taxes	207
	Income taxes	(36)

	Net income	171
	Net income attributable to noncontrolling interests	(47)

	Net income attributable to shareholders of Kyocera Corporation	124

Pension adjustments:
Amortization of prior service cost and recognized actuarial loss	*1	(351)

	Income before income taxes	(351)
	Income taxes	150

	Net income	(201)
	Net income attributable to noncontrolling interests	(12)

	Net income attributable to shareholders of Kyocera Corporation	(213)

Total reclassifications for the period		¥(349)

*1	As for the affected line items in the consolidated statements of income by reclassification of pension adjustments, please refer to the Note 9 to the Quarterly Consolidated Financial Statements.
*2	Amounts in parentheses indicate gains in the consolidated statements of income.

Tax effect allocated to each components of other comprehensive income (loss) for the nine months ended December 31, 2012 and 2013 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the nine months ended December 31, 2012 :
Net unrealized gains on securities	¥47,098	¥(16,975)	¥30,123
Net unrealized losses on derivative financial instruments	(8)	(26)	(34)
Pension adjustments	(2,270)	687	(1,583)
Foreign currency translation adjustments	22,615	—	22,615

Other comprehensive income (loss)	¥67,435	¥(16,314)	¥51,121

For the nine months ended December 31, 2013:
Net unrealized gains on securities	¥309,943	¥(111,272)	¥198,671
Net unrealized losses on derivative financial instruments	(432)	127	(305)
Pension adjustments	(2,049)	462	(1,587)
Foreign currency translation adjustments	56,990	—	56,990

Other comprehensive income (loss)	¥364,452	¥(110,683)	¥253,769

Tax effect allocated to each components of other comprehensive income (loss) for the three months ended December 31, 2012 and 2013 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended December 31, 2012 :
Net unrealized gains on securities	¥7,964	¥(2,850)	¥5,114
Net unrealized losses on derivative financial instruments	(133)	(1)	(134)
Pension adjustments	(1,416)	237	(1,179)
Foreign currency translation adjustments	44,061	—	44,061

Other comprehensive income (loss)	¥50,476	¥(2,614)	¥47,862

For the three months ended December 31, 2013:
Net unrealized gains on securities	¥166,377	¥(59,856)	¥106,521
Net unrealized losses on derivative financial instruments	(169)	20	(149)
Pension adjustments	(1,226)	150	(1,076)
Foreign currency translation adjustments	35,036	—	35,036

Other comprehensive income (loss)	¥200,018	¥(59,686)	¥140,332

13. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information for the nine months ended December 31, 2012 and 2013 is as follows:

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Research and development expenses	¥35,615	¥36,374
Advertising expenses	5,244	4,942
Shipping and handling cost included in selling, general and administrative expenses	14,230	17,674

Supplemental expense information for the three months ended December 31, 2012 and 2013 is as follows:

	Three months ended December 31,
	2012	2013
	(Yen in millions)
Research and development expenses	¥11,749	¥12,194
Advertising expenses	2,217	2,053
Shipping and handling cost included in selling, general and administrative expenses	5,159	6,161

14. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display (FPD) Manufacturing Equipment,

Information & Telecommunication Components,

General Industrial Machinery Components,

Sapphire Substrates, and

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices, CMOS/CCD Image Sensor Ceramic Packages,

LSI Ceramic Packages, Wireless Communication Device Packages,

Optical Communication Device Packages and Components, and

Organic Multilayer Packages and Board

(3) Applied Ceramic Products Group

Residential and Commercial Use Solar Power Generating Systems, Solar Cells and Modules,

Cutting Tools, Micro Drills,

Medical and Dental Implants, and

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors,

SAW Devices, RF Modules, EMI Filters,

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters,

Connectors,

Thermal Printheads, Inkjet Printheads,

Amorphous Silicon Photoreceptor Drums,

LCDs, and Touch Panels

(5) Telecommunications Equipment Group

Mobile Phones, and

PHS related Products such as PHS Handsets and PHS Base Stations

(6) Information Equipment Group

Monochrome and Color Printers and Multifunction Products,

Wide Format Systems,

Document Solutions,

Application Software, and

Supplies

(7) Others

Information Systems & Telecommunication Services, Engineering Business, Management Consulting Business,

Epoxy Molding Compounds for Semiconductor Encapsulation, Electrical Insulators,

Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts,

Realty Development Business, and

LED Lighting Systems

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI group) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Nine months ended December 31,
	2012	2013
Amount of sales to KDDI group (Yen in millions)	¥69,565	¥87,670
Ratio of amount of sale to KDDI group to consolidated net sales (%)	7.5	8.2

	Three months ended December 31,
	2012	2013
Amount of sales to KDDI group (Yen in millions)	¥21,132	¥36,436
Ratio of amount of sale to KDDI group to consolidated net sales (%)	6.6	9.8

Information by reporting segments for the nine months ended December 31, 2012 and 2013 is summarized as follows:

Reporting Segments

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥56,937	¥58,929
Semiconductor Parts Group	127,362	139,522
Applied Ceramic Products Group	136,726	195,854
Electronic Device Group	207,801	216,295
Telecommunications Equipment Group	127,360	147,778
Information Equipment Group	178,445	221,550
Others	115,009	123,177
Adjustments and eliminations	(23,116)	(31,717)

Net sales	¥926,524	¥1,071,388

Income before income taxes:
Fine Ceramic Parts Group	¥6,429	¥8,484
Semiconductor Parts Group	22,848	24,956
Applied Ceramic Products Group	9,906	22,816
Electronic Device Group	(7,223)	21,240
Telecommunications Equipment Group	1,671	1,870
Information Equipment Group	15,752	17,112
Others	7,320	3,479

Total operating profit	56,703	99,957
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	13,350	10,861
Adjustments and eliminations	(1,171)	(474)

Income before income taxes	¥68,882	¥110,344

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,671	¥3,616
Semiconductor Parts Group	8,930	11,125
Applied Ceramic Products Group	10,977	9,863
Electronic Device Group	10,794	12,425
Telecommunications Equipment Group	5,541	3,871
Information Equipment Group	6,902	7,951
Others	3,329	4,291
Corporate	1,512	1,658

Total	¥52,656	¥54,800

Capital expenditures:
Fine Ceramic Parts Group	¥2,908	¥2,291
Semiconductor Parts Group	10,219	9,496
Applied Ceramic Products Group	6,563	6,992
Electronic Device Group	9,052	9,607
Telecommunications Equipment Group	2,177	2,563
Information Equipment Group	5,044	3,680
Others	2,195	2,787
Corporate	2,549	2,442

Total	¥40,707	¥39,858

Information by reporting segments for the three months ended December 31, 2012 and 2013 is summarized as follows:

Reporting Segments

	Three months ended December 31,
	2012	2013
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥18,538	¥20,742
Semiconductor Parts Group	44,879	52,459
Applied Ceramic Products Group	51,302	68,339
Electronic Device Group	66,986	68,844
Telecommunications Equipment Group	43,027	51,221
Information Equipment Group	61,658	77,025
Others	40,148	43,464
Adjustments and eliminations	(8,445)	(10,369)

Net sales	¥318,093	¥371,725

Income before income taxes:
Fine Ceramic Parts Group	¥1,894	¥2,722
Semiconductor Parts Group	8,986	8,915
Applied Ceramic Products Group	4,618	7,982
Electronic Device Group	4,656	6,578
Telecommunications Equipment Group	870	1,604
Information Equipment Group	4,646	6,663
Others	2,975	1,478

Total operating profit	28,645	35,942
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	5,214	5,491
Adjustments and eliminations	(709)	(142)

Income before income taxes	¥33,150	¥41,291

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,643	¥1,296
Semiconductor Parts Group	3,434	4,407
Applied Ceramic Products Group	3,955	3,490
Electronic Device Group	3,903	4,383
Telecommunications Equipment Group	1,857	1,270
Information Equipment Group	2,533	2,946
Others	1,276	1,597
Corporate	520	560

Total	¥19,121	¥19,949

Capital expenditures:
Fine Ceramic Parts Group	¥905	¥1,076
Semiconductor Parts Group	3,926	1,932
Applied Ceramic Products Group	1,245	2,467
Electronic Device Group	3,739	2,880
Telecommunications Equipment Group	569	665
Information Equipment Group	1,742	822
Others	1,312	599
Corporate	743	810

Total	¥14,181	¥11,251

Geographic segments (Net sales by region)

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Net sales:
Japan	¥413,315	¥469,199
Asia	172,023	208,472
Europe	141,863	177,477
United States of America	157,983	167,916
Others	41,340	48,324

Net sales	¥926,524	¥1,071,388

	Three months ended December 31,
	2012	2013
	(Yen in millions)
Net sales:
Japan	¥138,467	¥169,769
Asia	59,288	69,271
Europe	48,637	63,358
United States of America	57,259	54,046
Others	14,442	15,281

Net sales	¥318,093	¥371,725

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Nine months ended December 31,
	2012	2013
	(Yen in millions)
Net sales:
Japan	¥452,197	¥490,760
Intra-group sales and transfer between geographic areas	309,337	357,027

	761,534	847,787

Asia	148,210	176,383
Intra-group sales and transfer between geographic areas	191,664	213,692

	339,874	390,075

Europe	147,359	183,244
Intra-group sales and transfer between geographic areas	25,852	36,468

	173,211	219,712

United States of America	161,225	200,346
Intra-group sales and transfer between geographic areas	20,212	31,655

	181,437	232,001

Others	17,533	20,655
Intra-group sales and transfer between geographic areas	9,250	11,845

	26,783	32,500

Adjustments and eliminations	(556,315)	(650,687)

Net sales	¥926,524	¥1,071,388

Income before income taxes:
Japan	¥48,337	¥64,114
Asia	17,344	18,086
Europe	2,205	6,263
United States of America	(10,495)	12,766
Others	515	459

	57,906	101,688
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	13,350	10,861
Adjustments and eliminations	(2,374)	(2,205)

Income before income taxes	¥68,882	¥110,344

	Three months ended December 31,
	2012	2013
	(Yen in millions)
Net sales:
Japan	¥152,444	¥177,614
Intra-group sales and transfer between geographic areas	105,303	120,065

	257,747	297,679

Asia	52,310	56,813
Intra-group sales and transfer between geographic areas	67,856	69,724

	120,166	126,537

Europe	49,764	64,866
Intra-group sales and transfer between geographic areas	9,445	12,369

	59,209	77,235

United States of America	57,843	65,667
Intra-group sales and transfer between geographic areas	7,524	10,722

	65,367	76,389

Others	5,732	6,765
Intra-group sales and transfer between geographic areas	3,208	3,807

	8,940	10,572

Adjustments and eliminations	(193,336)	(216,687)

Net sales	¥318,093	¥371,725

Income before income taxes:
Japan	¥19,895	¥26,037
Asia	5,497	6,728
Europe	435	2,346
United States of America	3,696	3,597
Others	321	242

	29,844	38,950
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	5,214	5,491
Adjustments and eliminations	(1,908)	(3,150)

Income before income taxes	¥33,150	¥41,291

15. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31,
	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥44,970	¥69,364

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥122.57	¥189.07
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥122.57	¥189.07

Basic weighted average number of shares outstanding	366,885	366,873
Diluted weighted average number of shares outstanding	366,885	366,873

	Three months ended December 31,
	2012	2013
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥19,599	¥26,434

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥53.42	¥72.05
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥53.42	¥72.05

Basic weighted average number of shares outstanding	366,883	366,868
Diluted weighted average number of shares outstanding	366,883	366,868

At the meeting of the board of directors of Kyocera Corporation held on August 28, 2013, a resolution was made to undertake a stock split, and a stock split at the ratio of two for one of all common shares was undertaken on October 1, 2013. Per share information is computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013.

16. SUBSEQUENT EVENT

Kyocera Corporation adopted a resolution to cancel treasury stock pursuant to Article 178 of the Companies Act of Japan at the meeting of its Board of Directors held on January 29, 2014, and Kyocera Corporation cancelled 5,000,000 shares of its treasury stock of which type is common stock on February 12, 2014. The total number of Kyocera Corporation’s shares issued after this cancellation resulted in 377,618,580 shares.

Reference Information (Unaudited)

1. Production (Sales price)

	Nine months ended December 31,				Increase (Decrease) %
	2012		2013
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥56,466	6.0	¥60,151	5.4	6.5
Semiconductor Parts Group	130,301	13.7	139,172	12.5	6.8
Applied Ceramic Products Group	154,309	16.2	220,210	19.8	42.7
Electronic Device Group	208,544	21.9	219,801	19.7	5.4

Total Components Business	549,620	57.8	639,334	57.4	16.3
Telecommunications Equipment Group	132,329	13.9	156,228	14.0	18.1
Information Equipment Group	186,607	19.7	225,543	20.3	20.9

Total Equipment Business	318,936	33.6	381,771	34.3	19.7
Others	82,190	8.6	92,016	8.3	12.0

Production	¥950,746	100.0	¥1,113,121	100.0	17.1

2. Orders
	Nine months ended December 31,				Increase (Decrease) %
	2012		2013
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥57,147	5.8	¥59,662	5.5	4.4
Semiconductor Parts Group	127,782	13.0	139,535	12.8	9.2
Applied Ceramic Products Group	171,959	17.6	204,728	18.8	19.1
Electronic Device Group	209,332	21.4	218,336	20.0	4.3

Total Components Business	566,220	57.8	622,261	57.1	9.9
Telecommunications Equipment Group	138,458	14.2	155,467	14.2	12.3
Information Equipment Group	178,281	18.2	222,020	20.4	24.5

Total Equipment Business	316,739	32.4	377,487	34.6	19.2
Others	119,812	12.2	125,212	11.5	4.5
Adjustments and eliminations	(23,656)	(2.4)	(35,001)	(3.2)	—

Orders	¥979,115	100.0	¥1,089,959	100.0	11.3